PAULA POSKON
Reston, Virginia

March 22, 2022

VIA EMAIL

Power REIT
301 Winding Road
Old Bethpage, New York 11804
Attn: Board of Trustees

Re: Resignation as Trustee

Dear Members of the Board:

I am writing to tender my resignation from the Board of Trustees (the "Board") of Power REIT (the "Company"), effective immediately.

I was appointed to the Board on July 28, 2020, to serve on the Audit Committee and as Chair of the Nominating Committee. Since then, I have tried to work constructively with my fellow Board members to improve the Company's corporate governance and drive shareholder value. During my tenure, and particularly after the Company began a growth strategy through related-party transactions, I encountered increasing reluctance to undertake the kind of holistic review of corporate governance that would allow the Company to adopt and implement best practices. Further, within the past month, Chairman and CEO David Lesser, together with the other members of the Board, retaliated against me for making such efforts.

In particular, in February 2022, I became aware that the Company intended to enter into certain additional related-party transactions, which I supported with the caveat that the Board revisit the topic of corporate governance. In that spirit, on March 4, 2022, the members of the Audit Committee, Virgil Wenger and I, passed resolutions to engage independent outside counsel to provide Board members with a refresher on our fiduciary duties and other obligations under relevant federal and state laws as well as applicable regulations.

However, shortly thereafter, I experienced the following retaliatory conduct from Mr. Lesser and the other Board members:

- On March 10, 2022, the other Board members acted by written consent to remove me as Chair and as a member of the Nominating Committee. This action was taken without my knowledge or involvement and I did not learn of it until receiving materials for the Board meeting scheduled on March 16, 2022.
- On March 15, 2022, Mr. Lesser informed me that I was not a good fit to continue serving on the Board and suggested that I not stand for re-election at the next annual meeting.
- At the March 16, 2022 Board meeting, I learned that a new trustee was being appointed to the Board. This candidate was not sourced by the Nominating Committee as set forth

in the Nominating Committee's Charter. At the Board meeting I objected to the appointment because (a) the selection process did not comply with the Charter of the Nominating Committee and (b) the new trustee, as I understand, is yet another longstanding personal connection of Mr. Lesser.

Our differing views on acceptable corporate governance practices and healthy Board process, together with the opposition I encountered and retaliatory conduct I experienced, has created an untenable situation on the Board. Due to these disagreements, I hereby tender my resignation from the Board, effective immediately.

Sincerely,

Paula Poskon

Paula Poskon